Hewlett Packard Enterprise Company
1701 East Mossy Oaks Road
Spring, Texas 77389

September 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Hewlett Packard Enterprise Company has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2024, which was filed with the U.S. Securities and Exchange Commission on September 5, 2024.

Respectfully submitted,

HEWLETT PACKARD ENTERPRISE COMPANY

By:	/s/ David Antczak
Name:	David Antczak
Title:	Senior Vice President, General Counsel and Corporate Secretary